SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	September	2008
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 2700, 605 - 5th Avenue, SW, Calgary, Alberta, Canada T2P 3H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

99.1	News Release, dated September 4, 2008.
99.2	Interim Financial Statements for the three and six months ended June 30, 2008.
99.3	Management's Discussion and Analysis for the three and six months ended June 30, 2008.
99.4	Canadian Form 52-109F2 Certification of Interim Filings – CEO.
99.5	Canadian Form 52-109F2 Certification of Interim Filings – CFO.
99.6	Management Information Circular, dated May 15, 2008.
99.7	Interim Financial Statements for the three months ended March 31, 2008.
99.8	Management's Discussion and Analysis for the three months ended March 31, 2008.
99.9	Canadian Form 52-109F2 Certification of Interim Filings – CEO.
99.10	Canadian Form 52-109F2 Certification of Interim Filings – CFO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	September 8, 2008	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer